KPMG LLP
205 5th Avenue SW
Suite 3100
Calgary AB T2P 4B9
Tel 403-691-8000
Fax 403-691-8008
www.kpmg.ca

To Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission

May 2, 2023

Dear Sir/Madam

## Re: Notice of Change of Auditors of NXT Energy Solutions Inc.

We have read the Notice of NXT Energy Solutions Inc. dated April 28, 2023 and are in agreement with the statements contained in such Notice.

Yours very truly,

KPMG LLP

Chartered Professional Accountants

Calgary, Canada
May 2, 2023